UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson 2024 Preliminary Results (Unaudited)
28th February 2025
Confident in outlook building on year of good financial and strategic delivery. Further progress on AI and Enterprise priorities with new strategic partnership with AWS. Strong cash generation and financial position support launch of new £350m share buyback.

Financial Highlights

£m	2024	vs 2023	£m	2024	2023
Business performance			Statutory results
Sales (growth ex. OPM3 and Strategic Review4)	3,552	+3%1	Sales	3,552	3,674
Adjusted operating profit	600	+10%1	Operating profit	541	498
Operating cash flow	662	+£75m	Profit for the year	435	380
Free cash flow	490	+£103m	Net cash generated from operations	811	682
Adjusted earnings per share	62.1p	+7%2	Basic earnings per share	64.5p	53.1p

Highlights
●	Underlying Group sales growth1 of 3%, excluding OPM3 and the Strategic Review4 businesses.
●	Group adjusted operating profit of £600m, up 10% underlying1 with 130bps margin expansion from 15.6% to 16.9%, underpinned by sales growth and cost efficiencies.
●	Free cash flow of £490m representing free cash flow conversion of 117%5.
●	Full year dividend per share up 6% to 24.0p. Announcing intention to commence a £350m share buyback.
●
Positive outlook for 2025 in line with market expectations6. Reiterating medium term guidance for mid-single digit underlying sales growth CAGR and sustained margin improvement that will equate to an average increase of 40 basis points per annum.

●	Accelerated roll out of AI across our product offering - remains a key priority in 2025.
●	Further Enterprise momentum with new strategic partnership with AWS (link here):
o	Extending the commercial relationship between Pearson VUE and AWS;
o	Expansion of AWS Cloud infrastructure and AI capabilities to further enhance and scale our learning products and services; and
o	Collaboration on joint go-to market activities to drive growth across a range of learning experiences.

Omar Abbosh, Pearson's Chief Executive, said:
"2024 was another year of delivery and strategic progress for Pearson. The application of innovative technologies, like AI, in our learning experiences, alongside a sharper focus on how we go to market, is building good momentum across our businesses.

"We also continue to focus on expanding our presence in the highly attractive Enterprise skills market at a time where Pearson can play an important role in helping bridge the critical skills gap that impacts the economy, workforce and individuals. Today's strategic partnership with AWS is another example of how in joining forces with significant industry players we can reach more learners and provide them with the tools they need to succeed.

"We are pleased to announce our intention to commence a £350m share buyback programme. This initiative underscores our strong cash position and confidence in Pearson's future.  We are well set up to deliver our financial guidance, allowing for further investment and attractive returns for shareholders."

2025 priorities
●	Deliver on 2025 market expectations6 for underlying Group sales growth, adjusted operating profit and cash flow;
●	Continue to lead on the application of innovative technologies, like GenAI, in our learning and assessment experience platforms; and
●	Grow Pearson's business across the Enterprise customer segment.

2024 Financial Performance

Underlying sales growth1 of 3%, excluding OPM3 and Strategic Review4 businesses; 2% in aggregate
●	Assessment & Qualifications delivered a solid performance across all sub business units, with sales up 3% for the full year and accelerating in the second half of 2024.
●
Virtual Schools sales decreased 1%, due to the previously announced partner school losses, 2024/25 academic year enrolments were up 4% on a same school basis and we also opened 3 new schools. Virtual Learning sales declined 4% attributable to the final portion of the OPM ASU contract in the first half of 2023.

●	Higher Education returned to growth with sales increasing 1% driven by continued gains in adoption share, enrolments, and pricing, partially offset by mix impacts.
●	English Language Learning delivered a strong performance with sales growth of 8%, driven by Institutional, with Pearson Test of English (PTE) performing well against a tough market backdrop.
●	Workforce Skills sales grew 6%, with a solid performance in both Vocational Qualifications and Workforce Solutions.

Adjusted operating profit1 up 10% on an underlying basis to £600m
●	Underlying performance driven by sales growth and cost efficiencies, partially offset by investment and inflation. Adjusted operating profit margin rose to 16.9% (2023: 15.6%).
●	Headline adjusted operating profit growth was 5% reflecting business performance partially offset by currency movements and some portfolio changes.
●	Adjusted net finance costs increased to £45m (2023: £33m). The effective tax rate on adjusted profit before tax increased to 24.4% (2023: 23.0%).
●
Adjusted earnings per share increased 7% to 62.1p (2023: 58.2p) reflecting adjusted operating profit growth and the reduction in issued shares as a result of share buybacks, partially offset by increased interest and tax.

Excellent cash performance
●
Operating cash1 inflow increased on a headline basis from £587m in 2023 to £662m in 2024, representing excellent cash conversion of 110%. This increase is reflective of the trading performance of the business and favourable working capital movements.

●	This operating cash performance and a reduction in below the line reorganisation costs drove an increase in free cash flow from £387m in 2023 to £490m in 2024, a free cash flow conversion of 117%5.

Strong balance sheet supporting continued investment and shareholder returns
●	Year-end net debt of £0.9bn (2023: £0.7bn), with free cash flow more than offset by dividends and share buybacks. Net debt / adjusted EBITDA ratio of 1.1x (2023: 1.0x).
●	Proposed final dividend of 16.6p (2023: 15.7p) which equates to a full year dividend of 24.0p (2023: 22.7p) an increase of 6% compared to 2023.
●
In 2024 we completed a £500m share buyback which commenced in September 2023, reducing our share count by 7%. Consistent with our capital allocation framework and strong free cash flow we are announcing our intention to commence a £350m share buyback.

●	Issued a £350m Education Bond providing long term financing for the business.
●	Both Moody's and Fitch upgraded Pearson's long-term issuer ratings, moving the outlook to stable.
●	Return on capital was 10.4% (2023: 10.3%) with earnings increase counterbalanced by FX changes.

Statutory results
●	Sales decreased 3% on a headline basis to £3,552m (2023: £3,674m) with currency movements and portfolio changes offsetting underlying business performance.
●
Statutory operating profit increased 9% to £541m (2023: £498m) driven by increased trading profits, a reduction in property and intangible amortisation charges, a lower year on year net loss from acquisitions and disposals, partially offset by one off UK discretionary pension charges.

●	Net cash generated from operations of £811m (2023: £682m).
●	Statutory earnings per share of 64.5p (2023: 53.1p).

Driving performance in the core business, infusing AI into our products and services and sharpening focus on the Enterprise market

●
In Assessment & Qualifications we continued to demonstrate good financial performance and strong customer renewals. Pearson VUE is making progress in expanding its test prep offering through building out the Pearson Skilling Suite and expanding its go to market capabilities in this area. We also secured several meaningful new enterprise customer contracts and renewals relevant to the Pearson VUE business including ServiceNow, Microsoft and AWS. US Student Assessment performed well, securing key customer renewals and expanding formative testing in Arizona and North Dakota. In UK & International Qualifications we developed new AI features within our Exam Practice Assistant to support GCSE students preparing for their exams. In Clinical Assessment we successfully launched the 5th edition of Wechsler Adult Intelligence Scale and expanded our Digital Assessment Library for Schools (DALS) platform subscription model.

●
In Virtual Schools we opened 3 new schools and scaled our career and college readiness programmes to 24 schools in 2024. We also piloted a new enrolment portal, doubling the speed for enrolment, helping to drive underlying enrolment growth on a same school basis. We have also embedded AI study tools into our content to provide high school students with step-by-step assistance - leveraging technology piloted in Higher Education. For teachers, we've launched AI-generated custom assessments, halving the time it takes teachers to create an assessment.

●
In Higher Education we were pleased to return to growth, and grew adoption share in US Higher Education, aided by AI study tools for students and AI MyLab and Mastering instruction tools for educators. A recent survey in the US found that Higher Education students using Pearson AI study tools are 4x more likely to engage in active and efficient studying, while educators see new opportunities to enhance instruction. We have also rolled out our AI study tools into global editions of leading higher education titles to enable access for our International students. We have been successful in scaling and monetising our Channels product. In October 2024, we began to directly sell our K-12 proprietary Advanced Placement (AP®), Dual Enrolment and Career and Technical Education (CTE) materials. Investing in a dedicated in-house sales team will enable us to expand and strengthen customer relationships with US school administrators going forward as the demand for college and career readiness programmes grows.

●
In English Language Learning, we launched PTE Core, our newest test designed to meet Canada's specific migration needs, expanded our Wizard business in Brazil driven by its online business and new government partnerships, and developed two new AI products. Smart Lesson Generator, formerly named Teaching Pal, leverages Pearson's trusted IP with generative AI to simplify educators' work and save them time by creating customised lesson content and activities. Our AI powered Digital Language Tutor is specifically designed to help businesses improve English proficiency at scale and unlock employee potential. The AI tutor offers highly realistic, personalised training, underpinned by trusted learning science, and builds on a successful pilot programme conducted with corporate clients.

●
Our Workforce Skills business delivered a solid performance and we continued to acquire new customers and expand existing relationships, landing major collaborations and partnerships. We announced a multi-year deal with ServiceNow to supercharge workforce development and employee experiences in the age of AI.  We also expanded our partnership with Degreed which will integrate Faethm data sets into Degreed's platform, offering real-time insights into the most relevant skills across industries, allowing companies to benchmark skills, identify gaps, and prioritise key areas for upskilling. This year we have announced further strategic partnerships with Microsoft and AWS including joint go-to-market initiatives including AI upskilling. Credly crossed the 100 million unique badge milestone, with credentials representing the acquisition of skills that are critical for the future workforce, especially as AI reshapes job roles and industry standards. We launched GED & Me, the GED Testing Service Mobile App, which achieved circa 100,000 downloads in its first 6 months, with users completing the GED programme at a 10% higher rate compared to those not on the app.

Outlook

Evolution of Workforce Skills
●
From January this year, Workforce Skills became Enterprise Learning and Skills, bringing together Pearson's enterprise sales capabilities globally (excluding those of Pearson VUE). In addition, sub-unit Workforce Solutions became Enterprise Solutions. Vishaal Gupta will continue to lead this part of the business.

●
The enterprise focused business within Higher Education (IT Pro) has been transferred into Enterprise Learning and Skills from January this year. This business generated £45m of revenue and £19m of adjusted operating profit in 2024.

2025 guidance

Sales	Group	In line with current market expectations6.
	Assessment & Qualifications	Sales to grow low to mid-single digit. Growth will be H2 weighted with new and renewed contracts and the test prep business building during the year.
Virtual Learning
To return to growth in H2 and the full year driven by enrolment increases, partially from new school openings, for the 25/26 academic year. Sales to decline in H1 given the final impact of previous school losses and the timing of funding in the previous year.

Higher Education
Sales growth in 2025 will be higher than in 2024 as we build on the successful results of our sales team transformation and product innovations, particularly using AI. Growth will be relatively stable throughout the year.

English Language Learning
Sales growth will moderate given the likely impacts of elections on immigration rates in 2025 affecting our PTE business. Given the growth profile of English Language Learning in 2024 we expect Q1 2025 to decline, with growth increasing in each quarter thereafter. We remain confident in the medium term outlook given demographic projections.

	Enterprise Learning and Skills	Sales to grow high single digit with Vocational Qualifications seeing solid growth and the addition of several new contracts for Enterprise Solutions. Growth will increase quarter on quarter.
Group Profit	Adjusted Operating Profit	In line with current market expectations6.
	Interest	Adjusted net finance costs of c.£65m reflecting the impact of the Education Bond and our intention to commence a £350m share buyback.
	Tax rate	We expect the effective tax rate on adjusted profit before tax to be between 24% and 25%.
Cash flow		We expect a free cash flow conversion5 of 90-100% plus the anticipated £0.1bn State Aid repayment in 2025.
FX		Every 1c movement in GBP:USD rate equates to approximately £5m adjusted operating profit impact.

Medium term outlook unchanged
●
Beyond 2025, Pearson is positioned to deliver a mid-single digit underlying sales growth CAGR, sustained margin improvement that will equate to an average increase of 40 basis points per annum and strong free cash conversion5, in the region of 90% to 100%, on average, across the period.

Financial Calendar
●	2025 Q1 Trading Update will be announced on 2 May 2025.

Executive change

Pearson announces the appointment of Sharon Hague, currently Managing Director of our US Student Assessment and UK & International Qualifications businesses, as the new President of English Language Learning, effective March 2025. Sharon will become a member of the Pearson Executive Leadership team, reporting to CEO Omar Abbosh.

Gio Giovannelli, current President of English Language Learning, has decided to leave Pearson following a thorough transition. Gio has been instrumental in driving strong financial and operational performance, including accelerated revenue growth in our English Language Learning business unit. We thank him for his contribution.

Contacts

Investor Relations	Alex Shore Steph Crinnegan	+44 (0) 7720 947 853 +44 (0) 7780 555 351
	Gemma Terry Brennan Matthews	+44 (0) 7841 363 216 +1 (332) 238-8785
Media Teneo Pearson	Ed Cropley Laura Ewart	+44 (0) 7492 949 346 +44 (0) 7798 846 805
Results event
Pearson's prelim results presentation today at 09:30 (GMT). If you would like to attend the in-person session, please email: amy.plavecky@pearson.com
Register to join the session virtually here: https://pearson.connectid.cloud/register

About Pearson

At Pearson, our purpose is simple: to help people realise the life they imagine through learning. We believe that every learning opportunity is a chance for a personal breakthrough. That's why our Pearson employees are committed to creating vibrant and enriching learning experiences designed for real-life impact. We are the world's lifelong learning company, serving customers with digital content, assessments, qualifications, and data. For us, learning isn't just what we do. It's who we are. Visit us at pearsonplc.com.

Notes

Forward looking statements: Except for the historical information contained herein, the matters discussed in this statement include forward-looking statements. In particular, all statements that express forecasts, expectations and projections with respect to future matters, including trends in results of operations, margins, growth rates, overall market trends, the impact of interest or exchange rates, the availability of financing, anticipated cost savings and synergies and the execution of Pearson's strategy, are forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that will occur in future. They are based on numerous assumptions regarding Pearson's present and future business strategies and the environment in which it will operate in the future. There are a number of factors which could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements, including a number of factors outside Pearson's control. These include international, national and local conditions, as well as competition. They also include other risks detailed from time to time in Pearson's publicly-filed documents and you are advised to read, in particular, the risk factors set out in Pearson's latest annual report and accounts, which can be found on its website (www.pearsonplc.com). Any forward-looking statements speak only as of the date they are made, and Pearson gives no undertaking to update forward-looking statements to reflect any changes in its expectations with regard thereto or any changes to events, conditions or circumstances on which any such statement is based. Readers are cautioned not to place undue reliance on such forward-looking statements.

Operational review
£m	2024	2023	Headline growth	CER growth1	Underlying growth1
Sales
Assessment & Qualifications	1,591	1,559	2%	4%	3%
Virtual Learning	489	616	(21%)	(19%)	(4%)
Higher Education	826	855	(3%)	(1%)	1%
English Language Learning	420	415	1%	8%	8%
Workforce Skills	226	220	3%	4%	6%
Strategic Review	-	9	(100%)	(100%)	(100%)
Total	3,552	3,674	(3%)	0%	2%
Total, excluding OPM3 and Strategic Review4					3%

Adjusted operating profit
Assessment & Qualifications	368	350	5%	8%	7%
Virtual Learning	66	76	(13%)	(9%)	(9%)
Higher Education	108	110	(2%)	2%	12%
English Language Learning	50	47	6%	30%	30%
Workforce Skills	8	(8)	200%	188%	200%
Strategic Review	-	(2)	100%	100%	100%
Total	600	573	5%	9%	10%

1Throughout this announcement: a) Growth rates are stated on an underlying basis unless otherwise stated. Underlying growth rates exclude currency movements, and portfolio changes. b) The 'business performance' measures are non-GAAP measures and reconciliations to the equivalent statutory heading under IFRS are included in notes to the attached condensed consolidated financial statements 2, 3, 4, 6, and 11. c) Constant exchange rates are calculated by assuming the average FX in the prior year prevailed through the current year.
2 Headline growth rate.
3 We completed the sale of the Pearson Online Learning Services (POLS) business in June 2023 and as such have removed it from underlying measures throughout. Within this specific measure we exclude our entire OPM business (POLS and ASU) to aid comparison to guidance.
4 Strategic Review is sales in international courseware local publishing businesses which have been wound down. As expected, there are no sales in these businesses in 2024.
5 Free cash flow conversion calculated as free cash flow divided by adjusted earnings.
6 2025 consensus on the Pearson website dated 27th January 2025; underlying sales growth 4.4%, adjusted operating profit of £656m at £:$ 1.23.
7 Pearson VUE test volumes include PTE and GED tests but sales for each of these tests are reflected in the English Language Learning and Workforce Skills business units respectively.

Assessment & Qualifications

In Assessment & Qualifications, sales increased 3% on an underlying basis and 2% on a headline basis. Adjusted operating profit increased 7% in underlying terms due to operating leverage on sales growth partially offset by inflation, and 5% in headline terms due to this and portfolio changes partially offset by currency movements.

Pearson VUE sales were up 3% in underlying terms driven by favourable mix, with PDRI seeing good growth. Pearson VUE test volumes7 remained stable year on year and we improved upon our already high contract renewal track record, reporting a rate of 99% across the business for 2024.

In US Student Assessment, sales increased 1% in underlying terms supported by several key contract renewals.

In Clinical Assessment, sales increased 4% in underlying terms due to pricing, digital product growth and successful new product launches.

In UK and International Qualifications, sales increased 8% in underlying terms benefitting from volume, pricing, and International growth.

We expect to deliver low to mid-single digit underlying sales growth in 2025. We will focus on maintaining our leading positions through contract renewals and new wins, together with emerging growth opportunities that include: monetising our test prep capabilities; international expansion; AI scoring and proctoring; formative assessment within US Student Assessment; pharma and ongoing digital product expansion in Clinical Assessment.

Virtual Learning

In Virtual Learning, sales decreased 4% on an underlying basis primarily due to the final portion of the OPM ASU contract in the first half of 2023 and 21% on a headline basis due to this, the disposal of the POLS business and currency movements. Adjusted operating profit decreased 9% in underlying terms, with the prior year comparator benefitting from the ASU contract. Adjusted operating profit decreased 13% in headline terms due to this coupled with the disposal of the POLS business and currency movements.

Virtual Schools sales were down 1%, due to the previously announced partner school losses. Enrolments for the 2024/25 academic year were up 4% on a same school basis and we also opened 3 new schools in 2024 taking our total to 40.

We expect enrolments to increase for the 2025/26 academic year, benefitting from new school openings and operational changes, with the business unit returning to growth in H2 and for the full year in 2025. We remain confident in stronger longer-term growth as we continue to scale our career and college readiness programmes, drive improvements in our enrolment performance and look to expand our school footprint through new school openings.

Higher Education

In Higher Education, sales grew 1% on an underlying basis, in line with expectations, and decreased 3% on a headline basis due to this, offset by currency movements and portfolio changes. Adjusted operating profit increased 12% in underlying terms driven primarily by cost savings partially offset by inflation, restructuring charges and one off investment in building a K-12 direct sales channel, and decreased 2% in headline terms due to this, portfolio changes and currency movements.

In the US, sales grew 2% driven by continued gains in adoption share, enrolments, and pricing, partially offset by mix impacts. There was strong growth in Inclusive Access, up 24%, and we delivered 3% growth in US digital subscriptions. Pearson+ registered users increased 1% compared to the prior Fall semester, with paid subscriptions flat over the same period. In addition, we have been successful in monetising our Channels product.

We expect sales growth in 2025 to be higher than in 2024. We will focus on continuing to win adoption share through sales excellence and ongoing product improvements, including AI powered tools, further scaling our Channels product, driving improved International performance and expanding market opportunity into new collar skills. 2025 will be a transitionary year for our K-12 channel as we ramp up our direct sales team selling our proprietary AP®, Dual Enrolment, and CTE materials into US states and school districts.

English Language Learning

In English Language Learning, sales were up 8% on an underlying basis due to strong growth in Institutional and 1% on a headline basis due to this offset by currency movements. Adjusted operating profit increased by 30% in underlying terms due to operating leverage on sales and increased 6% in headline terms as this was partially offset by currency movements.

PTE performed well against a tough market backdrop of tightening migration policies. While volumes declined 10% we grew the business and continued to gain market share. Our Institutional business continues to deliver a strong performance especially in the Middle East and Latin America markets. Our Online Self-Study business, Mondly, performed well with paid subscriptions increasing 14% versus the prior year.

We expect sales growth to moderate in 2025, driven by strength in Institutional and Mondly offset by PTE. We expect PTE to decline due to a continuation of the challenging market backdrop, including upcoming elections in Australia and Canada, but remain confident in the medium-term outlook given demographic projections and our competitive strength. We will focus on continued expansion in the Middle East and Latin America markets, AI product enhancements and proficiency assessments.

Workforce Skills

In Workforce Skills, sales were up 6% on an underlying basis and 3% on a headline basis. The business unit turned profitable in 2024, delivering an adjusted operating profit of £8m, due to trading and cost efficiencies.

Sales growth was driven by solid performances in both the Vocational Qualifications and Workforce Solutions businesses. The Vocational Qualifications business grew by 5% in underlying terms. The Workforce Solutions business grew by 6% in underlying terms with the Credly enterprise customer net retention rate increasing to 91%.

From January 2025, Workforce Skills became Enterprise Learning and Skills, bringing together

Pearson's enterprise sales capabilities globally (excluding those in Pearson VUE). We expect to deliver high single digit sales growth driven by enterprise sales momentum in Enterprise Solutions, aided by the new business unit structure and go-to-market approach, as well as international expansion in Vocational Qualifications.

2024 KPIs
KPI	Objective	KPI Measure	2024 Actual	2023 Actual
Digital Growth	Drive digital sales growth	Underlying growth* in Group digital and digital-enabled sales	4%	8%
		Virtual Schools US enrolments**	96k	100k
		OnVUE volumes	2.3m	2.7m
		Higher Education US digital subscriptions	10.1m	9.8m
		PTE volume	1,108k	1,231k
Consumer Engagement	Create engaging and personalised consumer experiences	NPS for Connections Academy	+67	+67
		NPS for PTE	+60	+55
		Pearson+ registered users	3.06m	3.03m
		Mondly paid subscriptions	495k	432k
		Credly new registered users	6.0m	5.3m
Product Effectiveness	Improve the effectiveness of our products to deliver better outcomes	PTE speed of score return	1.3 days	1.0 days
		VUE test volumes***	20.7m	20.7m
		VUE Partner retention	99.2%	93.6%
		Workforce Skills number of enterprise customers	1,509	1,547
		Credly enterprise customer net retention rate****	91%	88%
		Higher Education product usage - text units	4.7m	4.5m
Culture of Engagement & Inclusion	Build a culture of engagement and inclusion where diverse talent is heard, invested in and valued for their strengths and skills	Employee engagement Pearson uses the GallupQ12® survey to measure engagement, annually	4.16 Grand Mean on a 5 point Likert scale	4.09 Grand Mean on a 5 point Likert scale
		Investing in diverse talent The % of responses who agree or strongly agree to Gallup Q12® survey questions.	In the last six months, someone at work has talked to me about my progress = 78%	In the last six months, someone at work has talked to me about my progress = 73%
			This last year, I have had opportunities at work to learn and grow = 77%	This last year, I have had opportunities at work to learn and grow = 76%
Culture of Inclusion Index

The GrandMean of 3 Gallup Q12® survey questions:

- At work, I am treated with respect
- My company is committed to building the strengths of each employee
- If I raised a concern about ethics and integrity, I am confident my employer would do what is right

			4.24 GrandMean on a 5 point Likert scale	4.21 GrandMean on a 5 point Likert scale
		Increasing diverse talent Objective: Increase BIPOC / BAME representation at all manager levels and maintain overall gender parity	Representation of BIPOC/BAME employees at Manager level and above = 23%	Representation of BIPOC/BAME employees at Manager level and above = 22%
			Global % of female employees = 59%	Global % of female employees = 59%
Sustainability Strategy	Reduce emissions by 50% by 2030 vs 2018	Progress against achieving Net Zero Carbon by 2050 as measured through percent carbon reduction*****	41% reduction in total tCO2 vs 2018	38% reduction in total tCO2 vs 2018

* Excluding OPM and Strategic Review businesses.
** Measure definition has changed to number of government-funded student enrolments at partner schools within the US as of 30 September 2023. Excludes private-pay students at Pearson Online Academy and district partnerships. This is more closely aligned to business processes.
*** From 2024 Pearson VUE test volumes now include PDRI tests.
**** Previously reported 'Workforce Skills enterprise customer net retention rate' which combined Credly and Faethm. Methodology change to only include Credly customer retention going forward as Faethm is not a retention based business.
***** The net emissions reduction figures have been assured by an independent third-party, SLR Consulting Ltd. % reduction in total tCO2 above is calculated using a location methodology. In 2024, we updated our 2018 and 2023 GHG emissions baselines to reflect recent acquisitions and disposals, and to align with changes in data methodology as a result of transitioning to a new emissions data management system. Annual reductions include a 5% reduction in total tCO2e in 2024 vs 2023.
For a full list of KPI measure definitions, please refer to: https://plc.pearson.com/en-GB/company/our-targets-kpis

FINANCIAL REVIEW

Operating result

Sales decreased on a headline basis by £122m or 3% from £3,674m in 2023 to £3,552m in 2024 and adjusted operating profit increased by £27m or 5% from £573m in 2023 to £600m in 2024 (for a reconciliation of this measure see note 2 to the condensed consolidated financial statements).

The headline basis simply compares the reported results for 2024 with those for 2023. We also present sales and profits on an underlying basis which excludes the effects of exchange, the effect of portfolio changes arising from acquisitions and disposals and the impact of adopting new accounting standards that are not retrospectively applied. Our portfolio change is calculated by excluding sales and profits made by businesses disposed in either 2024 or 2023 and by ensuring the contribution from acquisitions is comparable year on year. Portfolio changes mainly relate to the disposals of the Group's interests in Pearson Online Learning Services ('POLS'), Pearson College, our international courseware local publishing business in India and businesses within Higher Education in 2023, and the acquisition of PDRI in 2023.

On an underlying basis, sales increased by 2% in 2024 compared to 2023 and adjusted operating profit increased by 10%. Currency movements decreased sales by £104m and decreased adjusted operating profit by £26m. Portfolio changes decreased sales by £97m and decreased adjusted operating profit by £6m. There were no new accounting standards adopted in 2024 that impacted sales or statutory or adjusted operating profits.

Adjusted operating profit includes the results from discontinued operations when relevant but excludes charges for acquired intangible amortisation and impairment, acquisition related costs, gains and losses arising from disposals, the cost of major reorganisation and associated property charges and one-off costs related to the UK pension scheme. A summary of these adjustments is included below and in more detail in note 2 to the condensed consolidated financial statements.

All figures in £ millions	2024	2023

Operating profit	541	498
Add back: Cost of major reorganisation	(2)	-
Add back: Property charges	-	11
Add back: Intangible charges	41	48
Add back: UK pension discretionary increases	13	-
Add back: Other net gains and losses	7	16
Adjusted operating profit	600	573

In 2024, the costs of major reorganisation relate to a release of £2m for amounts previously accrued that are no longer required.

In 2024, there are no property charges. In 2023, charges of £11m relate to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes.

Intangible amortisation charges in 2024 were £41m compared to a charge of £48m in 2023. This is due to decreased amortisation from recent disposals partially offset by additional amortisation from recent acquisitions.

UK pension discretionary increases in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses in 2024 relate to costs arising from prior year acquisitions and disposals, partially offset by a gain on the partial disposal of an investment in an associate. In 2023, other net gains and losses relate largely to the gain on disposal of the POLS business and gains relating to the releases of accruals and a provision related to previous acquisitions and disposals, which were more than offset by losses on the disposal of Pearson College and costs related to disposals and acquisitions.

The reported operating profit of £541m in 2024 compares to an operating profit of £498m in 2023 due primarily to unfavourable FX movements, investment and inflation costs being offset by operating leverage on sales growth and cost efficiencies.

Net finance costs

Net finance costs increased on a headline basis from a net cost of £5m in 2023 to a net cost of £31m in 2024. The increase is primarily due to increased borrowings and losses on investments held at fair value through profit and loss (FVTPL) compared to gains in 2023, partially offset by gains arising from mark to market movements on derivatives compared to losses in 2023 and the recognition of interest related to the favorable decision on the State Aid matter (see Taxation section and note 4 for further details).

Adjusted net finance costs reflected in adjusted earnings in 2024 are £45m, compared to £33m in 2023. The difference is primarily due to increased interest costs on borrowings, partially offset by interest recognised in relation to the State Aid matter (see Taxation section and note 4 for further details).

Net finance income in respect of retirement benefits has been excluded from our adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also included in the net finance costs (but not in our adjusted measure) are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as FVTPL and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item. In 2024, the total of these items excluded from adjusted earnings was income of £14m compared to income of £28m in 2023. For a reconciliation of the adjusted measure see note 3 to the condensed consolidated financial statements.

Taxation

The reported tax charge on a statutory basis in 2024 was £75m (14.7%) compared to a £113m charge (23.0%) in 2023. The reduction in the statutory rate of tax in 2024 is principally due to the release of provisions held in relation to the State Aid matter. In September 2024, the Court of Justice of the European Union ('CJEU') handed down its decision, finding that no State Aid had been provided and as a consequence annulling the European Commission's previous decision in full and setting aside the judgment of the EU General Court. In light of the CJEU decision, the Group has now fully released the £63m provision for tax and £5m provision for interest on tax held in relation to this matter, leaving on the balance sheet a receivable for the £97m tax and £8m interest on tax paid under the Charging Notices issued by HMRC in 2021. These receivables have now been reclassified as current assets. In addition, HMRC Guidance issued to facilitate these pending repayments confirms that interest will be paid on the tax element of the amounts previously collected and a £9m interest accrual has also therefore been recorded as mentioned in net finance costs sections above.

The tax on adjusted earnings in 2024 was a charge of £136m (2023: £124m), corresponding to an adjusted effective tax rate on adjusted profit before tax of 24.4% (2023: 23.0%). The increase in the effective rate from the prior year is primarily due to reduced availability of tax credits in key jurisdictions. For a reconciliation of the adjusted measure see note 4 to the condensed consolidated financial statements.

In 2024, there was a net tax payment of £119m (2023: £97m). The overall amount increased due to an increase in profits and a reduction in the level of tax credits available in key territories.

A net deferred tax liability of £6m is recognised in 2024 compared to a net deferred tax liability of £11m in 2023. The overall amount decreased mainly due to the ongoing utilisation of tax losses. The current tax creditor principally consists of provisions for tax uncertainties.

Other comprehensive income

Included in other comprehensive income are the net exchange differences on translation of foreign operations. The loss on translation of £35m in 2024 compares to a loss in 2023 of £177m. The loss in 2024 arises from an overall weakening of the majority of currencies to which the Group is exposed, partially offset by a slight strengthening of the US dollar. A significant proportion of the Group's operations are based in the US and the US dollar strengthened in 2024 from an opening rate of £1:$1.27 to a closing rate at the end of 2024 of £1:$1.25. At the end of 2023, the US dollar had weakened from an opening rate of £1:$1.21 to a closing rate of £1:$1.27. The loss in 2023 was driven by this movement in the US dollar.

Also included in other comprehensive income in 2024 is an actuarial gain of £5m in relation to the retirement benefit obligations of the Group. The gain arises mainly from a decrease in liabilities driven by higher discount rates, largely offset by losses on assets and experience losses. The actuarial gain in 2024 of £5m compares to an actuarial loss in 2023 of £85m.

Fair value losses of £2m (2023: gain of £1m) have been recognised in other comprehensive income and relate to movements in the value of investments in listed and unlisted securities held at fair value through other comprehensive income (FVOCI).

In 2023, a gain of £122m was recycled from the currency translation reserve to the income statement in relation to the disposal of the POLS business.

Cash flow and working capital

Our operating cash flow measure is an adjusted measure used to align cash flows with our adjusted profit measures (see note 11 to the condensed consolidated financial statements). Operating cash flow increased on a headline basis by £75m from £587m in 2023 to £662m in 2024. The increase is largely explained by the drop-through of increased trading profits and favourable working capital.

The equivalent statutory measure, net cash generated from operations, was £811m in 2024 compared to £682m in 2023. Compared to operating cash flow, this measure includes reorganisation costs and acquisition costs but does not include regular dividends from associates. It also excludes capital expenditure on property, plant, equipment and software, and additions to right-of-use assets, as well as disposal proceeds from the sale of property, plant, equipment and right-of-use assets (including the impacts of transfers to/from investment in finance lease receivable). In 2024, reorganisation cash outflow was £8m compared to £63m in 2023.

Free cash flow increased on a headline basis by £103m from £387m in 2023 to £490m in 2024. When compared to operating cash flow, free cash flow includes tax paid, net finance costs paid and net costs paid for major reorganisation.

In 2024, there was an overall £234m increase in cash and cash equivalents compared to a decrease of £234m in 2023. The increase in 2024 is primarily due to the cash inflow from operations of £811m and net proceeds from borrowings of £344m, offset by payments for acquisitions of subsidiaries of £39m, dividends paid of £156m, share buyback programme payments of £318m, other own share purchases of £40m, tax paid of £119m, net interest payments of £45m, capital expenditure on property, plant and equipment and intangibles of £124m, and repayments of lease liabilities of £78m.

The movement on trade and other liabilities is driven by the payment of deferred consideration relating to previous acquisitions, the movement on the accrual for share buyback programmes as well as movements in working capital balances.

Liquidity and capital resources

The Group's net debt increased from £744m at the end of 2023 to £853m at the end of 2024. The increase is largely due to free cash flow being more than offset by the share buy back programme and dividend payments. Refer to note 10 to the condensed consolidated financial statements for details of the composition of net debt.

In 2024, the Group issued a new £350m 5.375% GBP denominated 10 year Education Bond. The bond was admitted to trading on the London Stock Exchange. The proceeds from the bond will be used to finance or refinance projects or expenditure that meets the Eligible categories set out in the Group's Social Bond Framework.

At 31 December 2024, the Group had available liquidity of £1.2bn comprising central cash balances and its undrawn $1bn Revolving Credit Facility (RCF) which matures in February 2028, but which has options to extend the maturity to February 2030. In assessing the Group's liquidity and viability, the Board analysed a variety of downside scenarios including a severe but plausible downside scenario, where the Group is impacted by a combination of all principal risks, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The Group would maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment in the severe but plausible scenario, even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise. In all scenarios it is assumed that the Revolving Credit Facility is available.

At 31 December 2024, the Group was rated BBB (stable outlook) with Fitch and Baa2 (stable outlook) with Moody's.

Post-retirement benefits

Pearson operates a variety of pension and post-retirement plans. The UK Group pension plan has by far the largest defined benefit section. The Group has some smaller defined benefit sections in the US and Canada but, outside the UK, most of the companies operate defined contribution plans.

The charge to profit in respect of worldwide pensions and post-retirement benefits amounted to £60m in 2024 (2023: £45m), of which a charge of £81m (2023: £71m) was reported in operating profit and income of £21m (2023: £26m) was reported in other net finance costs. In 2024, a charge of £13m related to one-off discretionary pension increases has been excluded from adjusted operating profit.

The overall surplus on UK Group pension plans of £491m at the end of 2023 has decreased to a surplus of £484m at the end of 2024. The decrease has arisen principally due to the one-off discretionary pension increases granted in the year, partially offset by the actuarial gain noted in the other comprehensive income section above. In total, the worldwide net position in respect of pensions and other post-retirement benefits decreased from a net asset of £455m at the end of 2023 to a net asset of £450m at the end of 2024.

Businesses acquired and disposed

There were no material acquisitions of subsidiaries in 2024. In March 2023, the Group completed the acquisition of 100% of the share capital of Personnel Decisions Research Institutes, LLC ('PDRI') for cash consideration of £152m ($187m).

The cash outflow in 2024 relating to acquisitions of subsidiaries was £39m, arising from the payment of deferred consideration in respect of prior year acquisitions, mainly Credly and Mondly, which were acquired in 2022. There were also £5m of acquisition related costs. In addition, there were £7m of cash outflows relating to the acquisition of investments. The cash outflow in 2023 relating to acquisitions of subsidiaries was £171m plus £4m of acquisition costs. In addition, there were cash outflows relating to the acquisition of associates of £5m and investments of £8m.

There were no disposals of subsidiaries in 2024. In 2023, the Group disposed of its interests in its POLS businesses in the US, UK, Australia and India, Pearson College and the international courseware local publishing business in India. In 2024 and 2023, the cash outflow from the disposal of businesses of £7m (2023: £38m) mainly relates to the businesses disposed in 2023.

Dividends

The dividend accounted for in our 2024 financial statements totalling £156m represents the final dividend in respect of 2023 (15.7p) and the interim dividend for 2024 (7.4p). We are proposing a final dividend for 2024 of 16.6p bringing the total paid and payable in respect of 2024 to 24.0p.This final 2024 dividend, which was approved by the Board in February 2025, is subject to approval at the forthcoming AGM. For 2024, the dividend is covered 2.6 times by adjusted earnings.

The final dividend will be paid on 9 May 2025 to shareholders who are on the register of members at close of business on 21 March 2025 (the Record Date). Shareholders may elect to reinvest their dividend in the Dividend Reinvestment Plan (DRIP).  The last date for receipt of DRIP elections and revocations will be 15 April 2025. A Dividend Reinvestment Plan (DRIP) is provided by Computershare Investor Services. The DRIP enables the Company's shareholders to elect to have their cash dividend payments used to purchase the Company's shares. More information can be found at www.computershare.com/investor

Share buyback

On 20 September 2023, the Board approved a £300m share buyback programme in order to return capital to shareholders, with a £200m extension being announced by the Group on 1 March 2024. This programme and the extension completed in 2024. During 2024, approximately 32m (2023: 20m) shares were bought back and cancelled at a cost of £318m (2023: £186m). The nominal value of these shares, £8m (2023: £5m), was transferred to the capital redemption reserve, and the remainder of the purchase price was recorded within retained earnings. At 31 December 2024, no further liability remains (2023: £118m) for shares contracted to be repurchased but where the repurchases were still outstanding and associated costs.

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders.

CONDENSED CONSOLIDATED INCOME STATEMENT

for the year ended 31 December 2024

all figures in £ millions (unaudited)	note	2024	2023

Continuing operations

Sales	2	3,552	3,674
Cost of goods sold		(1,741)	(1,839)
Gross profit		1,811	1,835

Operating expenses		(1,265)	(1,322)
Other net gains and losses	2	(7)	(16)
Share of results of joint ventures and associates		2	1
Operating profit	2	541	498

Finance costs	3	(112)	(81)
Finance income	3	81	76
Profit before tax		510	493
Income tax	4	(75)	(113)
Profit for the year		435	380

Attributable to:
Equity holders of the company		434	378
Non-controlling interest		1	2

Earnings per share (in pence per share)
Basic	5	64.5p	53.1p
Diluted	5	63.5p	52.7p

The accompanying notes to the condensed consolidated financial statements form an integral part of the financial information.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the year ended 31 December 2024

all figures in £ millions (unaudited)	2024	2023

Profit for the year	435	380

Items that may be reclassified to the income statement
Net exchange differences on translation of foreign operations	(35)	(177)
Currency translation adjustment disposed	-	(122)
Attributable tax	12	-

Items that are not reclassified to the income statement
Fair value (loss) / gain on other financial assets	(2)	1
Attributable tax	-	-
Remeasurement of retirement benefit obligations	5	(85)
Attributable tax	(2)	20
Other comprehensive expense for the year	(22)	(363)

Total comprehensive income for the year	413	17

Attributable to:
Equity holders of the company	412	16
Non-controlling interest	1	1

CONDENSED CONSOLIDATED BALANCE SHEET
as at 31 December 2024

all figures in £ millions (unaudited)	note	2024	2023

Property, plant and equipment		216	217
Investment property		77	79
Intangible assets	9	3,026	3,091
Investments in joint ventures and associates		12	22
Deferred income tax assets		52	35
Financial assets - derivative financial instruments		20	32
Retirement benefit assets		491	499
Other financial assets		141	143
Income tax assets		4	41
Trade and other receivables		125	135
Non-current assets		4,164	4,294

Intangible assets - product development		947	947
Inventories		74	91
Trade and other receivables		1,030	1,050
Financial assets - derivative financial instruments		31	16
Income tax assets		103	15
Cash and cash equivalents (excluding overdrafts)		543	312
Current assets		2,728	2,431

Assets classified as held for sale		-	2
Total assets		6,892	6,727

Financial liabilities - borrowings		(1,157)	(1,094)
Financial liabilities - derivative financial instruments		(4)	(38)
Deferred income tax liabilities		(58)	(46)
Retirement benefit obligations		(41)	(44)
Provisions for other liabilities and charges		(13)	(15)
Other liabilities		(83)	(98)
Non-current liabilities		(1,356)	(1,335)

Trade and other liabilities		(1,054)	(1,275)
Financial liabilities - borrowings		(315)	(67)
Financial liabilities - derivative financial instruments		(54)	(5)
Income tax liabilities		(27)	(32)
Provisions for other liabilities and charges		(23)	(25)
Current liabilities		(1,473)	(1,404)

Liabilities classified as held for sale		-	-
Total liabilities		(2,829)	(2,739)

Net assets		4,063	3,988

Share capital		166	174
Share premium		2,649	2,642
Treasury shares		(7)	(19)
Reserves		1,240	1,177
Total equity attributable to equity holders of the company		4,048	3,974
Non-controlling interest		15	14
Total equity		4,063	3,988

The condensed consolidated financial statements were approved by the Board on 27 February 2025.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the year ended 31 December 2024

	Equity attributable to equity holders of the company
all figures in £ millions (unaudited)	Share capital	Share premium	Treasury shares	Capital redemption reserve	Fair value reserve	Translation reserve	Retained earnings	Total	Non-controlling interest	Total equity

2024
At 1 January 2024	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
Profit for the year	-	-	-	-	-	-	434	434	1	435
Other comprehensive (expense) / income	-	-	-	-	(2)	(35)	15	(22)	-	(22)
Total comprehensive (expense) / income	-	-	-	-	(2)	(35)	449	412	1	413
Equity-settled transactions1	-	-	-	-	-	-	37	37	-	37
Taxation on equity-settled transactions	-	-	-	-	-	-	11	11	-	11
Issue of ordinary shares	-	7	-	-	-	-	-	7	-	7
Buyback of equity	(8)	-	-	8	-	-	(204)	(204)	-	(204)
Purchase of treasury shares	-	-	(33)	-	-	-	-	(33)	-	(33)
Release of treasury shares	-	-	45	-	-	-	(45)	-	-	-
Dividends	-	-	-	-	-	-	(156)	(156)	-	(156)
At 31 December 2024	166	2,649	(7)	41	(14)	376	837	4,048	15	4,063

2023
At 1 January 2023	179	2,633	(15)	28	(13)	709	881	4,402	13	4,415
Profit for the year	-	-	-	-	-	-	378	378	2	380
Other comprehensive (expense) / income	-	-	-	-	1	(298)	(65)	(362)	(1)	(363)
Total comprehensive (expense) / income	-	-	-	-	1	(298)	313	16	1	17
Equity-settled transactions	-	-	-	-	-	-	40	40	-	40
Taxation on equity-settled transactions	-	-	-	-	-	-	1	1	-	1
Issue of ordinary shares	-	9	-	-	-	-	-	9	-	9
Buyback of equity	(5)	-	-	5	-	-	(304)	(304)	-	(304)
Purchase of treasury shares	-	-	(35)	-	-	-	-	(35)	-	(35)
Release of treasury shares	-	-	31	-	-	-	(31)	-	-	-
Dividends	-	-	-	-	-	-	(155)	(155)	-	(155)
At 31 December 2023	174	2,642	(19)	33	(12)	411	745	3,974	14	3,988
1.     Equity-settled transactions are presented net of withholding taxes that the Group is obligated to pay on behalf of employees. The payments to the tax authorities are accounted for as a deduction from equity for the shares withheld.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT
for the year ended 31 December 2024

all figures in £ millions (unaudited)	note	2024	2023

Cash flows from operating activities
Profit before tax		510	493
Net finance costs	3	31	5
Depreciation & impairment - PPE, investment property & assets held for sale		77	90
Amortisation and impairment - software		117	123
Amortisation and impairment - acquired intangible assets		41	46
Other net gains and losses		5	13
Product development capital expenditure		(284)	(300)
Product development amortisation		291	284
Share-based payment costs		44	40
Change in inventories		15	9
Change in trade and other receivables		32	(24)
Change in trade and other liabilities		(99)	(20)
Change in provisions for other liabilities and charges		(1)	(61)
Other movements		32	(16)
Net cash generated from operations		811	682
Interest paid		(65)	(60)
Tax paid		(119)	(97)
Net cash generated from operating activities		627	525

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired		(39)	(171)
Acquisition of joint ventures and associates		-	(5)
Purchase of investments		(7)	(8)
Purchase of property, plant and equipment		(33)	(30)
Purchase of intangible assets		(91)	(96)
Disposal of subsidiaries, net of cash disposed		(7)	(38)
Proceeds from sale of investments		-	7
Proceeds from sale of property, plant and equipment		6	5
Lease receivables repaid including disposals		18	15
Interest received		20	20
Dividends received		2	-
Net cash used in from investing activities		(131)	(301)

Cash flows from financing activities
Proceeds from issue of ordinary shares		7	9
Buyback of equity		(318)	(186)
Settlement of share-based payments		(40)	(35)
Proceeds from borrowings		1,265	285
Repayment of borrowings		(921)	(285)
Repayment of lease liabilities		(78)	(84)
Dividends paid to company's shareholders		(156)	(154)
Net cash used in financing activities		(241)	(450)
Effects of exchange rate changes on cash and cash equivalents		(21)	(8)
Net increase / (decrease) in cash and cash equivalents		234	(234)

Cash and cash equivalents at beginning of year		309	543
Cash and cash equivalents at end of year		543	309

For the purposes of the cash flow statement, cash and cash equivalents are presented net of overdrafts repayable on demand.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

1.     Basis of preparation

The condensed consolidated financial statements have been prepared in accordance with the Disclosure and Transparency Rules of the Financial Conduct Authority and in accordance with UK-adopted International Accounting Standards. The condensed consolidated financial statements have also been prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements have been prepared under the historical cost convention as modified by the revaluation of certain financial assets and liabilities (including derivative financial instruments) at fair value. They have also been prepared in accordance with the accounting policies set out in the 2023 Annual Report. There are no changes to accounting standards that have a material impact on the condensed consolidated financial statements for the year ended 31 December 2024.

In assessing the Group's ability to continue as a going concern for the period to 30 June 2026, the Board analysed a variety of downside scenarios including a severe but plausible scenario where the Group is impacted by all principal risks in both 2025 and 2026, adjusted for probability weighting, as well as reverse stress testing to identify what would be required to either breach covenants or run out of liquidity. The severe but plausible scenario modelled a severe reduction in revenue, profit and free cash flow throughout 2025 to 2026.

At 31 December 2024, the Group had available liquidity of £1.2bn comprising central cash balances and its undrawn $1bn Revolving Credit Facility (RCF) which matures in February 2028, but which has options to extend the maturity to February 2030. Under a severe downside scenario, the Group would still maintain comfortable liquidity headroom and sufficient headroom against covenant requirements during the period under assessment, even before modelling the mitigating effect of actions that management would take in the event that these downside risks were to crystallise.

The Directors have concluded that there are no material uncertainties that cast doubt on the Group's ability to continue as a going concern and that they have a reasonable expectation that the Group has adequate resources to continue in operational existence for the assessment period to 30 June 2026. The condensed consolidated financial statements have therefore been prepared on a going concern basis.

The preparation of condensed consolidated financial statements requires the use of certain critical accounting assumptions. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas requiring a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the condensed consolidated financial statements, have been set out in the 2023 Annual Report. In 2024, the classification of the results and cash flows of disposed businesses as discontinued operations is no longer considered to be a key judgement, and the valuation of acquired intangible assets recognised on the acquisition of a business and the recoverability of right-of-use assets are no longer considered to be key areas of estimation.

The Group has also assessed the impact of the uncertainty presented by the volatile macro-economic and geo-political environment on the condensed consolidated financial statements, specifically considering the impact on key judgements and significant estimates along with other areas of increased risk including financial instruments, hedge accounting and translation methodologies. No material accounting impacts relating to the areas assessed were recognised in 2024. The Group has assessed the impacts of climate change on the Group's financial statements. The assessment did not identify any material impact on the Group's significant judgements or estimates, the recoverability of the Group's assets at 31 December 2024 or the assessment of going concern for the period to 30 June 2026. The Group will continue to monitor these areas of increased judgement, estimation and risk for material changes.

The financial information for the year ended 31 December 2023 does not constitute statutory accounts as defined in section 434 of the Companies Act 2006. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The independent auditors' report on the full consolidated financial statements for the year ended 31 December 2023 was unqualified and did not contain an emphasis of matter paragraph or any statement under section 498 of the Companies Act 2006.

This preliminary announcement does not constitute the Group's full consolidated financial statements for the year ended 31 December 2024. The Group's full consolidated financial statements will be approved by the Board of Directors and reported on by the auditors in March 2025. Accordingly, the financial information for 2024 is presented unaudited in the preliminary announcement.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2024

2.     Segment information

The Group has five main global business units, which are each considered separate operating segments for management and reporting purposes. These five business units are Assessment & Qualifications, Virtual Learning, English Language Learning, Higher Education and Workforce Skills. In addition, the International Courseware local publishing businesses, most of which were disposed in 2022 with the remainder being wound down in 2023, were being managed as a separate business unit, known as Strategic Review. There are no longer any reported results for the Strategic Review business unit.

all figures in £ millions	2024	2023

Sales
Assessments & Qualifications	1,591	1,559
Virtual Learning	489	616
English Language Learning	420	415
Workforce Skills	226	220
Higher Education	826	855
Strategic Review	-	9
Total sales	3,552	3,674

Adjusted operating profit
Assessments & Qualifications	368	350
Virtual Learning	66	76
English Language Learning	50	47
Workforce Skills	8	(8)
Higher Education	108	110
Strategic Review	-	(2)
Total adjusted operating profit	600	573

There were no material inter-segment sales. The following table reconciles the Group's measure of segmental performance, adjusted operating profit, to statutory operating profit:

all figures in £ millions	2024	2023

Adjusted operating profit	600	573
Cost of major reorganisation	2	-
Property charges	-	(11)
Intangible charges	(41)	(48)
UK Pension discretionary increases	(13)	-
Other net gains and losses	(7)	(16)
Operating profit	541	498

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2024

2.     Segment information continued

Adjusted operating profit is one of the Group's key business performance measures. The measure includes the operating profit from the total business but excludes intangible charges for amortisation and impairment, acquisition related costs, gains and losses arising from disposals, property charges and one-off costs related to the UK pension scheme.

Costs of major reorganisation - In 2024, there is a release of £2m relating to amounts previously accrued. In 2023, there were no costs of major reorganisation.

Property charges - In 2024, there were no property charges. Charges of £11m relate to impairments of property assets arising from the impact of updates in 2023 to assumptions initially made during the 2022 and 2021 reorganisation programmes.

Intangible charges - These represent amortisation relating to intangibles acquired through business combinations. These charges are excluded as they reflect past acquisition activity and do not necessarily reflect the current year performance of the Group. Intangible amortisation charges in 2024 were £41m compared to a charge of £48m in 2023. This is due to decreased amortisation from recent disposals partially offset by additional amortisation from recent acquisitions.

UK pension discretionary increases - Charges in 2024 relate to one-off pension increases awarded to certain cohorts of pensioners in response to the cost of living crisis.

Other net gains and losses - These represent profits and losses on the sale of subsidiaries, joint ventures, associates and other financial assets and are excluded from adjusted operating profit as they distort the performance of the Group as reported on a statutory basis. Other net gains and losses also includes costs related to business closures and acquisitions. Other net gains and losses in 2024 are costs related to prior year acquisitions and disposals, partially offset by a gain on the partial disposal of our investment in an associate. In 2023, other net gains and losses relate largely to the gain on disposal of the POLS business and gains relating to the releases of accruals and a provision related to previous acquisitions and disposals, which were more than offset by losses on the disposal of Pearson College and costs related to current and prior year disposals and acquisitions.

Adjusted operating profit should not be regarded as a complete picture of the Group's financial performance. For example, adjusted operating profit includes the benefits of major reorganisation programmes but excludes the significant associated costs, and adjusted operating profit excludes costs related to acquisitions, and the amortisation of intangibles acquired in business combinations, but does not exclude the associated revenues. The Group's definition of adjusted operating profit may not be comparable to other similarly titled measures reported by other companies.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

for the year ended 31 December 2024

3.     Net finance costs

all figures in £ millions	2024	2023

Interest payable on financial liabilities at amortised cost and associated derivatives	(48)	(34)
Interest on lease liabilities	(22)	(23)
Interest on deferred and contingent consideration	(2)	(4)
Fair value movements on investments held at FVTPL	(11)	-
Net foreign exchange losses	(3)	-
Fair value movements on derivatives	(19)	(20)
Interest on provisions for uncertain tax positions	(7)	-
Finance costs	(112)	(81)
Interest receivable on financial assets at amortised cost	25	16
Interest on lease receivables	4	4
Net finance income in respect of retirement benefits	21	26
Fair value movements on investments held at FVTPL	-	13
Net foreign exchange gains	-	3
Fair value movements on derivatives	26	10
Interest on provisions for uncertain tax positions	5	4
Finance income	81	76
Analysed as:
Net interest payable reflected in adjusted earnings	(45)	(33)
Other net finance income	14	28
Net finance costs	(31)	(5)

Net interest payable is the finance cost measure used in calculating adjusted earnings. The table below reconciles statutory net finance costs to net interest payable.

all figures in £ millions	2024	2023

Net finance costs	(31)	(5)
Net finance income in respect of retirement benefits	(21)	(26)
Interest on deferred and contingent consideration	2	4
Fair value movements on investments held at FVTPL	11	(13)
Net foreign exchange losses / (gains)	3	(3)
Fair value movements on derivatives	(7)	10
Interest on provisions for uncertain tax positions	(2)	-
Adjusted net finance costs	(45)	(33)

Net finance income relating to retirement benefits has been excluded from adjusted earnings as we believe the income statement presentation does not reflect the economic substance of the underlying assets and liabilities. Also excluded are interest costs relating to acquisition or disposal transactions as it is considered part of the acquisition cost or disposal proceeds rather than being reflective of the underlying financing costs of the Group. Foreign exchange, fair value movements on investments classified as FVTPL and other gains and losses on derivatives are excluded from adjusted earnings as they represent short-term fluctuations in market value and are subject to significant volatility. Other gains and losses may not be realised in due course as it is normally the intention to hold the related instruments to maturity. Interest on certain tax provisions is excluded from our adjusted measure in order to mirror the treatment of the underlying tax item.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

4.     Income tax

all figures in £ millions	2024	2023

Profit before tax	510	493
Tax calculated at UK rate of 25% (2023: 23.5%)	(127)	(116)
Effect of overseas tax rate	(1)	(1)
Non-deductible expenses	3	(6)
Impact of UK rate change	-	(1)
State Aid provision release	63	-
Other tax items	(13)	11
Income tax charge	(75)	(113)
Tax rate reflected in statutory earnings	14.7%	23.0%

The reduction in the statutory rate of tax in 2024 is principally due to the impact of the favourable State Aid decision in September 2024 and subsequent release of the provision held in relation to this issue.

On 25 April 2019, the European Commission published its final decision that the United Kingdom controlled foreign company group financing partial exemption ('FCPE') partially constituted State Aid. This decision was appealed by the UK Government, and other parties. Notwithstanding these appeals the UK was obliged to recover the deemed unlawful State Aid with Charging Notices issued in 2021. On 8 June 2022, the EU General Court found in the Commission's favour resulting in a further appeal to the Court of Justice of the European Union ('CJEU') by the UK Government and other parties. The CJEU handed down its decision on 19 September 2024, finding that no State Aid had been provided and as a consequence annulling the Commission's decision in full and setting aside the judgment of the EU General Court. In light of the CJEU decision, the Group has now fully released the £63m provision for tax and £5m provision for interest on tax held in relation to this matter, leaving on the balance sheet a receivable for the £97m tax and £8m interest in tax paid under the Charging Notices. These receivables have now been reclassified as current assets. In addition, HMRC Guidance issued to facilitate these pending repayments confirms that interest will be paid on the tax element of the amounts previously collected and a £9m interest accrual has also therefore been recorded.

In 2024, other tax items of £13m consists primarily of movements in provisions for tax uncertainties. In 2023, other tax items of £11m consisted primarily of a £5m gain on sale of business not subject to tax and £3m of adjustments in respect of prior years.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

4.     Income tax continued

Adjusted income tax is the tax measure used in calculating adjusted earnings. The table below reconciles the statutory income tax charge to the adjusted income tax charge.

all figures in £ millions	2024	2023

Income tax charge	(75)	(113)
Tax on cost of major reorganisation	1	-
Tax on property charges	-	(3)
Tax on other net gains and losses	-	(10)
Tax on intangible charges	(10)	(11)
Tax on UK pension discretionary increase	(3)	-
Tax on other net finance costs	5	7
Tax on goodwill and intangibles	4	4
Tax on UK tax rate change	-	1
State Aid provision release	(63)	-
Movement in provision for tax uncertainties	6	-
Other tax items	(1)	1
Adjusted income tax charge	(136)	(124)
Adjusted profit before tax	555	540
Tax rate reflected in adjusted earnings	24.4%	23.0%

The adjusted income tax charge excludes the tax benefit or charge on items excluded from adjusted profit before tax (see notes 2 and 3).

The current tax benefit from tax deductible goodwill and intangibles is added to the adjusted income tax charge as this benefit more accurately aligns the adjusted tax charge with the expected rate of cash tax payments.

UK legislation in relation to Pillar Two was substantively enacted on 20 June 2023 and is effective from 1 January 2024. The Group is in scope of this legislation and has performed an assessment of the Group's potential exposure to Pillar Two income taxes based on the most recent financial information available for the constituent entities in the Group. Based on this assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbour relief does not apply, and the Pillar Two effective tax rate is close to 15%. The Group has concluded that it does not have a material exposure to Pillar Two income taxes in those jurisdictions. In addition, we note US President Trump's Executive Order of January 20th 2025 withdrawing the US from the Pillar Two agreement; this development does not impact our assessment of Pillar Two for 2024.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

5.     Earnings per share

Basic earnings per share is calculated by dividing the profit or loss attributable to equity shareholders of the company (earnings) by the weighted average number of ordinary shares in issue during the year, excluding ordinary shares purchased by the company and held as treasury shares. Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares to take account of all dilutive potential ordinary shares and adjusting the profit attributable, if applicable, to account for any tax consequences that might arise from conversion of those shares.

all figures in £ millions	2024	2023

Earnings for the year	435	380
Non-controlling interest	(1)	(2)
Earnings attributable to equity holders	434	378

Weighted average number of shares (millions)	673.0	711.5
Effect of dilutive share options (millions)	11.0	5.8
Weighted average number of shares (millions) for diluted earnings	684.0	717.3

Earnings per share (in pence per share)
Basic	64.5p	53.1p
Diluted	63.5p	52.7p

6.     Adjusted earnings per share

In order to show results from operating activities on a consistent basis, an adjusted earnings per share is presented which excludes certain items as set out below.

Adjusted earnings is a non-GAAP financial measure and is included as it is a key financial measure used by management to evaluate performance and allocate resources to business segments. The measure also enables our investors to more easily, and consistently, track the underlying operational performance of the Group and its business segments over time by separating out those items of income and expenditure relating to acquisition and disposal transactions, major reorganisation programmes and certain other items that are also not representative of underlying performance (see notes 2, 3 and 4 for further information and reconciliation to equivalent statutory measures). The adjusted earnings per share includes both continuing and discontinued businesses when relevant. The Group's definition of adjusted earnings per share may not be comparable to other similarly titled measures reported by other companies.

all figures in £ millions	note	2024	2023

Adjusted operating profit	2	600	573
Adjusted net finance costs	3	(45)	(33)
Adjusted income tax	4	(136)	(124)
Non-controlling interest		(1)	(2)
Adjusted earnings		418	414
Weighted average number of shares (millions)		673.0	711.5
Weighted average number of shares (millions) for diluted earnings		684.0	717.3
Adjusted earnings per share - basic		62.1p	58.2p
Adjusted earnings per share - diluted		61.1p	57.7p

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

7.     Dividends

all figures in £ millions	2024	2023

Amounts recognised as distributions to equity shareholders in the year	156	155

The Directors are proposing a final dividend of 16.6p per equity share, payable on 9 May 2025 to shareholders on the register at the close of business on 21 March 2025. This final dividend, which will absorb an estimated £111m of shareholders' funds, has not been included as a liability as at 31 December 2024.

8.     Exchange rates

Pearson earns a significant proportion of its sales and profits in overseas currencies, the most important being the US dollar. The relevant rates are as follows:

	2024	2023

Average rate for profits	1.28	1.25
Year end rate	1.25	1.27

9.     Non-current intangible assets

all figures in £ millions	2024	2023

Goodwill	2,437	2,434
Other intangibles	589	657
Non-current intangible assets	3,026	3,091

There were no significant acquisitions in 2024. In 2023, acquisitions resulted in the recognition of additional goodwill of £61m and intangible assets of £117m.

There were no significant impairments to acquisition related or other intangibles in 2024 or 2023.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

10.     Net debt

all figures in £ millions	2024	2023

Non-current assets
Derivative financial instruments	20	32
Trade and other receivables - investment in finance lease	64	82
Current assets
Derivative financial instruments	31	16
Trade and other receivables - investment in finance lease	19	18
Cash and cash equivalents (excluding overdrafts)	543	312
Non-current liabilities
Borrowings	(1,157)	(1,094)
Derivative financial instruments	(4)	(38)
Current liabilities
Borrowings (including overdrafts)	(315)	(67)
Derivative financial instruments	(54)	(5)
Net debt	(853)	(744)

Included in borrowings at 31 December 2024 are lease liabilities of £517m (non-current £452m, current £65m). This compares to lease liabilities of £547m (non-current £483m, current £64m) at 31 December 2023. The net lease liability at 31 December 2024 after including the investment in finance leases noted above was £434m (2023: £447m). Net debt excluding net lease liabilities is £419m (2023: £297m).

In 2024, the Group issued a new £350m 5.375% GBP denominated 10 year Education Bond. The bond was admitted to trading on the London Stock Exchange. The proceeds from the bond will be used to finance or refinance projects or expenditure that meets the Eligible categories set out in the Group's Social Bond Framework.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

11.     Cash flows

Operating cash flow and free cash flow are non-GAAP measures and have been disclosed as they are part of the Group's corporate and operating measures. These measures are presented in order to align the cash flows with corresponding adjusted profit measures. The table below reconciles the statutory profit and cash flow measures to the corresponding adjusted measures.
all figures in £ millions	Statutory measure	Cost of major reorganisation	Property charges	Other net gains and losses	Intangible charges	UK pension discretionary increases	Purchase / disposal of PPE and software	Net addition of right-of-use assets	Dividends received	Adjusted measure

	2024
Operating profit	541	(2)	-	7	41	13	-	-	-	600	Adjusted operating profit
Net cash generated from operations	811	8	-	5	-	-	(118)	(46)	2	662	Operating cash flow

	2023
Operating profit	498	-	11	16	48	-	-	-	-	573	Adjusted operating profit
Net cash generated from operations	682	63	-	4	-	-	(121)	(41)	-	587	Operating cash flow

The table below reconciles operating cash flow to net debt.

all figures in £ millions	note	2024	2023

Operating cash flow		662	587
Tax paid		(119)	(97)
Net finance costs paid		(45)	(40)
Net cost paid for major reorganisation		(8)	(63)
Free cash flow		490	387
Dividends paid (including to non-controlling interest)		(156)	(154)
Net movement of funds from operations		334	233
Acquisitions and disposals		(58)	(219)
Net equity transactions		(351)	(212)
Other movements on financial instruments		(34)	11
Movement in net debt		(109)	(187)
Opening net debt		(744)	(557)
Closing net debt	10	(853)	(744)

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
for the year ended 31 December 2024

12.     Contingencies and other liabilities

There are Group contingent liabilities that arise in the normal course of business in respect of indemnities, warranties and guarantees in relation to former subsidiaries and in respect of guarantees in relation to subsidiaries, joint ventures and associates. In addition, there are contingent liabilities of the Group in respect of unsettled or disputed tax liabilities, legal claims, contract disputes, royalties, copyright fees, permissions and other rights. None of these claims are expected to result in a material gain or loss to the Group.

The Group is under assessment from the tax authorities in Brazil challenging the deduction for tax purposes of goodwill amortisation for the years 2012 to 2020. Similar assessments may be raised for other years. Potential total exposure (including possible interest and penalties) could be up to BRL 1,314m (£169m) for the period up to 31 December 2024, with additional potential exposure of BRL 46m (£6m) in relation to deductions expected to be taken in future periods. Such assessments are common in Brazil. The Group believes that the likelihood that the tax authorities will ultimately prevail is low and that the Group's position is strong. At present, the Group believes no provision is required.

13.     Related parties

There were no material related party transactions in the period that have materially affected the financial position or performance of the Group and no guarantees have been provided to related parties in the year.

14.     Events after the balance sheet date

On 27 February 2025, the Board approved a £350m share buyback programme in order to return capital to shareholders. The programme will commence as soon as is practicable.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 28 February 2025
By: /s/ NATALIE WHITE

------------------------------------
Natalie White
Deputy Company Secretary